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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                          Heartland Bancshares, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  421970 104
    ----------------------------------------------------------------------
                                (CUSIP Number)

          Barrett Rochman, 1345 E. Park, Carbondale, Illinois 62902
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               January 30, 1998
    ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 421970104                                        PAGE 2 OF 4 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barrett Rochman
      Social Security Number not provided
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          67,924 (1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              2,940 (2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          67,924 (1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           2,940 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      69,438
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1) Mr. Rochman beneficially owns 66,498 shares directly, and 1,426 shares are beneficially owned by Marilyn Rochman, the wife of Mr. Rochman. Mr. Rochman disclaims any beneficial interest in the 1,426 shares owned by Marilyn Rochman.

2) The Boo Rochman Charitable Corporation owns 940 shares, and the Barrett Rochman Family Investment owns 2,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and investment power over these shares.

                    INFORMATION ATTACHMENT TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         Unchanged from initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Mr. Rochman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar proceeding).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No shares of Heartland Bancshares, Inc. were purchased.  Therefore,
         Item 3 is inapplicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Rochman has asked the issuer to make him one of the management's nominees for election as a director at the 1998 annual meeting of shareholders of the issuer. If Mr. Rochman is not a management nominee for election as a director at the 1998 annual meeting of shareholders, he presently intends to (i) nominate himself for election as a director in connection with such meeting; (ii) submit a proposal at the 1998 annual meeting of shareholders recommending that the issuer's board of directors engage an investment banking firm or other advisor to make recommendations to the board regarding specific actions designed to improve the earnings of the issuers and enhance shareholder values; and (iii) solicit proxies for use at the 1998 annual meeting in favor of his election as a director and in favor of his proposal. Mr. Rochman anticipates at this time that any proxy solicitation undertaken by him in connection with the 1998 annual meeting would be either in opposition to the proxy solicitation by the board of directors of the issuer relating to the same meeting, or in connection with his being a management nominee under the proxy solicitation of the issuer relating to the same meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares beneficially owned by Mr. Rochman is 69,438, or 7.9%, of the outstanding common stock of the issuer.

         (b) Mr. Rochman has sole power to vote and dispose of 67,924 shares, as identified on Lines 7 and 9 of the Cover Page of this Amendment No. 2 to Schedule 13D, other than the 1,426 shares beneficially owned by Marilyn Rochman. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 2,940 shares, as identified on Lines 8 and 10 of the Cover Page of this Amendment No. 2 to Schedule 13D. The identity and background information for Marilyn Rochman is as follows:

            (1)     Name:                  Marilyn Rochman

            (2)     Residence Address:     1345 East Park Street
                                           Carbondale, Illinois 62901

            (3)     Occupation:            Housewife

            (4) During the past (5) years, Mrs. Rochman has not been convicted in a criminal proceeding.

            (5) During the past (5) years, Mrs. Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (6)     Citizenship:           United States

         (c) Mr. Rochman has not effected any transactions in the common stock of the issuer in the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Unchanged from initial Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There are no contracts, arrangements, understandings or relationships of Mr. Rochman with respect to the securities identified in this Amendment No. 3 to Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 1998                               /s/ Barrett Rochman
-----------------                              ------------------------
   Date                                        Signature

                                               Barrett Rochman
                                               ------------------------
                                               Name/Title